Jaws Acquisition Corp.

1601 Washington Avenue, Suite 800

Miami Beach, FL 33139

May 12, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Karina Dorin and Laura Nicholson

Re:	Jaws Acquisition Corp.
Registration Statement on Form S-1
File No. 333-237874

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Jaws Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on May 13, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Christian O. Nagler, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4660, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Joseph L. Dowling

Joseph L. Dowling

Chief Executive Officer